SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                                  -------------


(Mark One)
 ----
/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended  December  31, 1998.

                                       OR

 ----
/   /     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934
          For the transition period from _________to______________


          Commission file number 33-64647

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SAVINGS PLAN FOR THE EMPLOYEES
                          OF TREDEGAR INDUSTRIES, INC.

          B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Tredegar Corporation
                            1100 Boulders Parkway
                            Richmond, Virginia 23225

                              REQUIRED INFORMATION

         See Appendix 1.


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        SAVINGS PLAN FOR THE EMPLOYEES
                                        OF TREDEGAR INDUSTRIES, INC.



                                        By:  /s/ N. A. Scher
                                           -------------------------------------
                                           N. A. Scher, Chairman
                                           Employee Savings Plan Committee

Dated:   June 25, 1998

                   SAVINGS PLAN FOR THE EMPLOYEES OF
                       TREDEGAR INDUSTRIES, INC.

                             ANNUAL REPORT

                          FOR THE YEAR ENDED
                           DECEMBER 31, 1998

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          INDEX OF FINANCIAL STATEMENTS





                                                                            Page

Independent auditors' report                                                   1


Financial statements

    Statement of net assets available for benefits at:
       December 31, 1998                                                       2
       December 31, 1997                                                       3
    Statement of changes in net assets available
       for benefits for the year
ended:
       December 31, 1998                                                       4
       December 31, 1997                                                       5
       December 31, 1996                                                       6
    Notes to financial statements                                           7-17

                          Independent Auditors' Report



To the Plan Administrator, Savings Plan for the Employees of Tredegar Industries, Inc.


         We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of Tredegar Industries, Inc.
(Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                             /s/ Poti, Walton & Associates, PC
                                                 POTI, WALTON & ASSOCIATES, PC
                                                 (formerly Plott & Walton, P.C.)




Richmond, Virginia
June 4, 1999


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1998


                                                                                       Total           Active        Inactive
                                                                                   --------------  --------------  ------------

Assets:
    Investments:
       Money market funds - Wachovia Bank Diversified Trust Fund (cost $237,604)   $      237,604  $      221,975  $     15,629
       Common stocks:
          Albemarle Corporation (cost $454,802)                                         1,893,421               -     1,893,421
          Ethyl Corporation (cost $906,476)                                               941,681               -       941,681
          Tredegar Corporation (cost $17,505,074)                                      88,064,798      88,064,798             -
       Actively managed commingled funds:
          Frank Russell Investment Contract Fund (cost $4,635,205)                      5,259,945       5,259,945             -
          Frank Russell Global Balanced Fund (cost $4,404,207)                          6,006,568       6,006,568             -
          Frank Russell Equity I Fund (cost $5,362,754)                                 8,757,333       8,757,333             -
          Frank Russell Equity II Fund (cost $794,799)                                    978,768         978,768             -
       Loans to participants                                                              450,598         450,598             -
                                                                                     ------------   -------------   -----------
                  Total investments                                                   112,590,716     109,739,985     2,850,731

    Interest and dividends receivable                                                     174,775         156,360        18,415
    Cash                                                                                    1,598           1,513            85
                                                                                     ------------   -------------   -----------
Net assets available for benefits                                                    $112,767,089    $109,897,858    $2,869,231
                                                                                     ============   =============   ===========


The accompanying notes are an integral part of these financial statements


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1997


                                                                                       Total           Active        Inactive
                                                                                     ------------   -------------   -----------

Assets:
    Investments:
       Money market funds - Wachovia Bank Diversified Trust Fund (cost $99,158)     $     99,158    $      67,262  $     31,896


       Common stocks:
          Albemarle Corporation (cost $556,834)                                         2,410,253               -     2,410,253
          Ethyl Corporation (cost $1,027,436)                                           1,460,082               -     1,460,082
          Tredegar Corporation (cost $15,006,131)                                      88,749,896      88,749,896             -
       Actively managed commingled funds:
          Frank Russell Investment Contract Fund (cost $5,542,604)                      5,958,153       5,958,153             -
          Frank Russell Global Balanced Fund (cost $4,105,608)                          5,196,770       5,196,770             -
          Frank Russell Equity I Fund (cost $5,062,350)                                 7,049,564       7,049,564             -
          Frank Russell Equity II Fund (cost $586,015)                                    784,621         784,621             -
       Loans to participants                                                              415,971         415,971             -
                                                                                     ------------   -------------   -----------
                  Total investments                                                   112,124,468     108,222,237     3,902,231

    Interest and dividends receivable                                                     141,965         121,009        20,956
    Cash                                                                                      587             408           179
                                                                                     ------------   -------------   -----------
Net assets available for benefits                                                    $112,267,020    $108,343,654    $3,923,366
                                                                                     ============   =============   ===========

The accompanying notes are an integral part of these financial statements


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                       Total           Active        Inactive
                                                                                     ------------   -------------   -----------

Additions to net assets attributed to:
    Investment income:
       Interest                                                                      $     67,416    $     65,391  $      2,025
       Dividends                                                                          661,118         585,650        75,468
       Net appreciation (depreciation) in the fair value of investments                 5,222,130       5,630,973      (408,843)
                                                                                     ------------   -------------   -----------
                                                                                        5,950,664       6,282,014      (331,350)
    Contributions:
       Employer                                                                         2,144,300       2,144,300             -
       Participants                                                                     4,892,202       4,892,202             -
                                                                                     ------------   -------------   -----------
                                                                                        7,036,502       7,036,502             -
                                                                                     ------------   -------------   -----------
                  Total additions                                                      12,987,166      13,318,516      (331,350)

Deductions from net assets attributed to:
    Administrative expenses                                                               290,183         286,197         3,986
    Withdrawals paid to participating employees                                        12,196,914      11,991,973       204,941
                                                                                     ------------   -------------   -----------
                  Total deductions                                                     12,487,097      12,278,170       208,927
                                                                                     ------------   -------------   -----------
                                                                                          500,069       1,040,346      (540,277)

Intraplan transfers                                                                             -         513,858      (513,858)
                                                                                     ------------   -------------   -----------

Net increase (decrease) for the year                                                      500,069       1,554,204    (1,054,135)

Net assets available for benefits:
    Beginning of year                                                                 112,267,020     108,343,654     3,923,366
                                                                                     ------------   -------------   -----------
    End of year                                                                      $112,767,089    $109,897,858    $2,869,231
                                                                                     ============   =============   ===========

The accompanying notes are an integral part of these financial statements


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                        Total           Active        Inactive
                                                                                     ------------   -------------   -----------

Additions to net assets attributed to:
    Investment income:
       Interest                                                                      $     46,305   $      41,341   $     4,964
       Dividends                                                                          590,434         466,069       124,365
       Net appreciation in the fair value of investments                               39,417,632      39,146,620       271,012
                                                                                     ------------   -------------   -----------
                                                                                       40,054,371      39,654,030       400,341
    Contributions:
       Employer                                                                         1,754,488       1,754,488             -
       Participants                                                                     3,955,256       3,955,256             -
                                                                                     ------------   -------------   -----------
                                                                                        5,709,744       5,709,744             -
                                                                                     ------------   -------------   -----------
                  Total additions                                                      45,764,115      45,363,774       400,341

Deductions from net assets attributed to:
    Administrative expenses                                                               178,740         175,042         3,698
    Withdrawals paid to participating employees                                         9,166,873       8,715,130       451,743
                                                                                     ------------   -------------   -----------
                  Total deductions                                                      9,345,613       8,890,172       455,441
                                                                                     ------------   -------------   -----------
                                                                                       36,418,502      36,473,602       (55,100)

Intraplan transfers                                                                             -         944,220      (944,220)
                                                                                     ------------   -------------   -----------

Net increase (decrease) for the year                                                   36,418,502      37,417,822      (999,320)

Net assets available for benefits:
    Beginning of year                                                                  75,848,518      70,925,832     4,922,686
                                                                                     ------------   -------------   -----------

    End of year                                                                      $112,267,020    $108,343,654    $3,923,366
                                                                                     ============   =============   ===========

The accompanying notes are an integral part of these financial statements


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                        Total         Active        Inactive
                                                                                     ------------   -------------   -----------

Additions to net assets attributed to:
    Investment income:
       Interest                                                                     $     190,342  $     163,115  $      27,227
       Dividends                                                                          604,707        398,583        206,124
       Net appreciation (depreciation) in the fair value of investments                29,454,043     29,754,217       (300,174)
                                                                                    -------------  -------------  -------------
                                                                                       30,249,092     30,315,915        (66,823)
    Contributions:
       Employer                                                                         1,681,868      1,681,868              -
       Participants                                                                     3,753,198      3,753,198              -
                                                                                    -------------  -------------  -------------
                                                                                        5,435,066      5,435,066              -
                                                                                    -------------  -------------  -------------
                 Total additions                                                       35,684,158     35,750,981        (66,823)

Deductions from net assets attributed to:
    Administrative expenses                                                               106,781         99,151          7,630
    Withdrawals paid to participating employees                                        14,253,450     13,026,873      1,226,577
                                                                                    -------------  -------------  -------------
                  Total deductions                                                     14,360,231     13,126,024      1,234,207
                                                                                    -------------  -------------  -------------
                                                                                       21,323,927     22,624,957     (1,301,030)

Transfers:
    Intraplan                                                                                   -      4,997,810     (4,997,810)
    To successor plan                                                                     (78,699)       (77,730)          (969)
                                                                                    -------------  -------------  -------------
                  Total transfers                                                         (78,699)     4,920,080     (4,998,779)
                                                                                    -------------  -------------  -------------
Net increase (decrease) for the year                                                   21,245,228     27,545,037     (6,299,809)

Net assets available for benefits:
    Beginning of year                                                                  54,603,290     43,380,795     11,222,495
                                                                                    -------------  -------------  -------------

    End of year                                                                       $75,848,518    $70,925,832   $  4,922,686
                                                                                    =============  =============  =============

The accompanying notes are an integral part of these financial statements

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

Note 1   Summary of Significant Accounting Policies

         General - Tredegar Corporation (formerly known as Tredegar Industries, Inc.) (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation that was organized in 1988 as a wholly owned subsidiary of Ethyl Corporation. On or about July 10, 1989 (Record Date), Ethyl Corporation distributed all of the outstanding shares of Tredegar common stock to the holders of common stock of Ethyl Corporation at the rate of one share of Tredegar common stock for every ten shares of Ethyl Corporation common stock held on the Record Date.

         The Savings Plan for the Employees of Tredegar Industries, Inc. (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989, and was approved by Ethyl Corporation, Tredegar's sole shareholder, on June 19, 1989. The Plan was effective as of July 1, 1989. In connection with the establishment of the Plan and the distribution of Tredegar's common stock, the accounts of Tredegar employees in the Savings Plan for the Employees of Ethyl Corporation (Ethyl Plan) were transferred to the Plan.

         The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan, however, because the benefits that participants are entitled to receive are always equal to the value of their account balances and, for that reason, the Plan is always fully funded. The value of a participant's account may change from time to time. Each participant assumes the risk of fluctuations in the value of his account.

         The accompanying financial statements of the Plan have been prepared in conformity with generally accepted accounting principles.

         Security Valuation - Investments are stated at fair value determined as follows:

              Money market funds - market price which is equivalent to cost

              Common stocks - last published sale price on the New York Stock Exchange

              Actively managed commingled funds - provided in the audited annual report of the Frank Russell Trust Company

         Security Transactions and Related Investment Income - Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

         Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2   Description of Plan

         The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents which are available at Tredegar's main office at 1100 Boulders Parkway, Richmond, Virginia 23225.

Note 3   Active Funds

         As of December 31, 1998, the following net assets were available for benefits:

                                                  Tredegar
                                                Corporation    Stable                              Loans
                                                    Common      Value     Balanced    Equity        to
                                                 Stock Fund     Fund        Fund       Fund     Participants    Total
                                                -----------   ---------- ----------  ----------   --------   ------------


Assets:
   Investments:
     Money market funds - Wachovia Bank
       Diversified Trust Fund                    $  170,220   $    6,377  $  14,253  $   31,125    $     -   $    221,975
     Common stocks:
       Tredegar Corporation                      88,064,798            -          -           -          -     88,064,798
     Actively managed commingled funds:
       Frank Russell Investment Contract Fund             -    5,259,945          -           -          -      5,259,945
       Frank Russell Global Balanced Fund                 -            -  6,006,568           -          -      6,006,568
       Frank Russell Equity I Fund                        -            -          -   8,757,333          -      8,757,333
       Frank Russell Equity II Fund                       -            -          -     978,768          -        978,768
     Loans to participants                                -            -          -           -    450,598        450,598
                                                -----------   ---------- ----------  ----------   --------   ------------
              Total investments                  88,235,018    5,266,322  6,020,821   9,767,226    450,598    109,739,985

   Interest and dividends receivable                156,360            -          -           -          -        156,360
   Cash                                               1,281           60         67         105          -          1,513
                                                -----------   ---------- ----------  ----------   --------   ------------
Net assets available for benefits               $88,392,659   $5,266,382 $6,020,888  $9,767,331   $450,598   $109,897,858
                                                ===========   ========== ==========  ==========   ========   ============

         As of December 31, 1997, the following net assets were available for benefits:

                                                  Tredegar
                                                Corporation    Stable                              Loans
                                                    Common      Value     Balanced    Equity        to
                                                 Stock Fund     Fund        Fund       Fund     Participants    Total
                                                -----------   ---------- ----------  ----------   --------   ------------


Assets:
   Investments:
     Money market funds - Wachovia Bank
       Diversified Trust Fund                   $    26,496   $    5,622 $   17,600  $   17,544   $      -    %    67,262
     Common stocks:
       Tredegar Corporation                      88,749,896            -          -           -          -     88,749,896
     Actively managed commingled funds:
       Frank Russell Investment Contract Fund             -    5,958,153          -           -          -      5,958,153
       Frank Russell Global Balanced Fund                 -            -  5,196,770           -          -      5,196,770
       Frank Russell Equity I Fund                        -            -          -   7,049,564          -      7,049,564
       Frank Russell Equity II Fund                       -            -          -     784,621          -        784,621
     Loans to participants                                -            -          -           -    415,971        415,971
                                                -----------   ---------- ----------  ----------   --------   ------------
              Total investments                  88,776,392    5,963,775  5,214,370   7,851,729    415,971    108,222,237

   Interest and dividends receivable                121,009            -          -           -          -        121,009
   Cash                                                 290           15         41          62          -            408
                                                -----------   ---------- ----------  ----------   --------   ------------
Net assets available for benefits               $88,897,691   $5,963,790 $5,214,411  $7,851,791   $415,971   $108,343,654
                                                ===========   ========== ==========  ==========   ========   ============

         For the year ended December 31, 1998, net assets available for benefits changed as follows:


                                                 Tredegar
                                               Corporation    Stable                             Loans
                                                   Common      Value    Balanced    Equity        to
                                                Stock Fund     Fund       Fund       Fund     Participants    Total
                                                -----------   ---------- ----------  ----------   --------   ------------

Additions to net assets attributed to:
   Investment income:
     Interest                                   $   20,388   $   1,531 $      994 $    1,416   $ 41,062     $   65,391
     Dividends                                     585,650           -          -          -          -        585,650
     Net appreciation in the fair value of       2,641,059     350,010    882,670  1,757,234          -      5,630,973
       investments
                                               -----------   ---------- --------- ----------   --------   ------------
                                                 3,247,097     351,541    883,664  1,758,650     41,062      6,282,014
   Contributions:
     Employer                                    2,144,300           -          -          -          -      2,144,300
     Participants                                2,152,869     393,749    705,385  1,640,199          -      4,892,202
                                               -----------   ---------- --------- ----------   --------   ------------
                                                 4,297,169     393,749    705,385  1,640,199          -      7,036,502
                                               -----------   ---------- --------- ----------   --------   ------------
              Total additions                    7,544,266     745,290  1,589,049  3,398,849     41,062     13,318,516

Deductions from net assets attributed to:
   Administrative expenses                         104,671      27,904     58,169     95,453          -        286,197
   Withdrawals to participating employees        8,130,497   1,384,607  1,565,718    866,131     45,020     11,991,973
                                               -----------   ---------- --------- ----------   --------   ------------
              Total deductions                   8,235,168   1,412,511  1,623,887    961,584     45,020     12,278,170
                                               -----------   ---------- --------- ----------   --------   ------------
                                                  (690,902)   (667,221)   (34,838) 2,437,265     (3,958)     1,040,346

Intraplan transfers                                185,870     (30,187)   841,315   (521,725)    38,585        513,858
                                               -----------   ---------- --------- ----------   --------   ------------
Net increase (decrease) for the year              (505,032)   (697,408)   806,477  1,915,540     34,627      1,554,204

Net assets available for benefits:
   Beginning of year                            88,897,691   5,963,790  5,214,411  7,851,791    415,971    108,343,654
                                               -----------  ---------- ---------- ----------   --------   ------------
   End of year                                 $88,392,659  $5,266,382 $6,020,888 $9,767,331   $450,598   $109,897,858
                                               ===========  ========== ========== ==========   ========   ============

         For the year ended December 31, 1997, net assets available for benefits changed as follows:

                                                Tredegar
                                               Corporation    Stable                             Loans
                                                  Common      Value     Balanced    Equity        to
                                               Stock Fund      Fund       Fund       Fund     Participants    Total
                                               -----------   ---------- --------- ----------   --------   ------------

Additions to net assets attributed to:
   Investment income:
     Interest                                  $    17,564   $    645  $      431 $      645   $ 22,056    $    41,341
     Dividends                                     465,612        218          61        178          -        466,069
     Net appreciation in the fair value of                    319,389     806,777  1,761,848          -     39,146,620
       investments                              36,258,606
                                               -----------   --------  ----------  ----------  --------   ------------
                                                36,741,782    320,252     807,269   1,762,671    22,056     39,654,030

   Contributions:
     Employer                                    1,754,488          -           -          -          -      1,754,488
     Participants                                1,476,986    401,711     672,749  1,403,810          -      3,955,256
                                                 3,231,474    401,711     672,749  1,403,810          -      5,709,744
                                               -----------  ---------  ---------- ----------   --------   ------------
              Total additions                   39,973,256    721,963   1,480,018  3,166,481     22,056     45,363,774

Deductions from net assets attributed to:
   Administrative expenses                          52,984     21,821      39,578     60,659          -        175,042
   Withdrawals to participating employees        7,331,325    487,498     340,494    541,038     14,775      8,715,130
                                               -----------  ---------  ---------- ----------   --------   ------------
              Total deductions                   7,384,309    509,319     380,072    601,697     14,775      8,890,172
                                               -----------  ---------  ---------- ----------   --------   ------------
                                                32,588,947    212,644   1,099,946  2,564,784      7,281     36,473,602
                                               ===========  =========  ========== ==========   ========   ============


                                       9


                                                Tredegar
                                               Corporation    Stable                             Loans
                                                  Common      Value     Balanced    Equity        to
                                               Stock Fund      Fund       Fund       Fund     Participants    Total
                                               -----------  ---------  ---------- ----------   --------   ------------

Intraplan transfers                             (1,945,757) 1,205,706     628,575    803,334    252,362        944,220
                                               -----------  ---------  ---------- ----------   --------   ------------
Net increase for the year                       30,643,190  1,418,350   1,728,521  3,368,118    259,643     37,417,822

Net assets available for benefits:
   Beginning of year                            58,254,501  4,545,440   3,485,890  4,483,673    156,328     70,925,832
                                               -----------  ---------  ---------- ----------   --------   ------------
   End of year                                 $88,897,691 $5,963,790  $5,214,411 $7,851,791   $415,971   $108,343,654

         For the year ended December 31, 1996, net assets available for benefits changed as follows:

                                                            Tredegar
                               Short-Term    Government   Corporation     Stable                              Loans
                               Investment    Obligations    Common        Value      Balanced     Equity        to
                                  Fund          Fund      Stock Fund       Fund        Fund        Fund    Participants    Total
                               ----------    ----------   -----------   ----------  ----------  ----------  ----------  -----------

   attributed to:
     Investment income:
       Interest                $   18,287    $  118,338   $    18,039   $      129  $    2,051  $    4,311  $    1,960  $   163,115
       Dividends                        -             -       398,346           45          60         132           -      398,583
       Net appreciation
         (depreciation) in
         the fair value of
         investments                    -       (59,855)   28,867,858      135,034     322,243     488,937           -   29,754,217
                               ----------    ----------   -----------   ----------  ----------  ----------  ----------  -----------
                                   18,287        58,483    29,284,243      135,208     324,354     493,380       1,960   30,315,915
     Contributions:
       Employer                         -             -     1,681,868            -           -           -           -    1,681,868
       Participants               331,990       305,091     1,381,320      299,030     490,983     944,784           -    3,753,198
                               ----------    ----------   -----------   ----------  ----------  ----------  ----------  -----------
                                  331,990       305,091     3,063,188      299,030     490,983     944,784           -    5,435,066
                               ----------    ----------   -----------   ----------  ----------  ----------  ----------  -----------
              Total additions     350,277       363,574    32,347,431      434,238     815,337   1,438,164       1,960   35,750,981

Deductions from net assets
  attributed to:
     Administrative expenses          400        14,863        43,607        8,428      14,990      16,863           -       99,151
     Withdrawals to
       participating employees  1,953,531       504,313     9,570,619      427,776     249,975     320,659           -   13,026,873
                               ----------    ----------   -----------   ----------  ----------  ----------  ----------  -----------
              Total deductions  1,953,931       519,176     9,614,226      436,204     264,965     337,522           -   13,126,024
                               ----------    ----------   -----------   ----------  ----------  ----------  ----------  -----------
                               (1,603,654)     (155,602)   22,733,205       (1,966)    550,372   1,100,642       1,960   22,624,957

Transfers:
   Intraplan                     (718,584)   (5,804,260)      500,331    4,547,406   2,935,518   3,383,031     154,368    4,997,810
   To successor plan                    -        (7,680)      (70,050)           -           -           -           -      (77,730)
                               ----------    ----------   -----------   ----------  ----------  ----------  ----------  -----------
              Total transfers    (718,584)   (5,811,940)      430,281    4,547,406   2,935,518   3,383,031     154,368    4,920,080
                               ----------    ----------   -----------   ----------  ----------  ----------  ----------  -----------

Net increase (decrease) for    (2,322,238)   (5,967,542)   23,163,486    4,545,440   3,485,890   4,483,673     156,328   27,545,037
   the year
Net assets available for
   benefits:
   Beginning of year            2,322,238     5,967,542    35,091,015            -           -           -          -    43,380,795
                               ----------    ----------   -----------   ----------  ----------  ----------  ----------  -----------
   End of year                 $        -    $        -   $58,254,501   $4,545,440  $3,485,890  $4,483,673  $  156,328  $70,925,832
                               ==========    ==========   ===========   ==========  ==========  ==========  ==========  ===========

Note 4   Inactive Funds

         As of December 31, 1998, the following assets were available for benefits:

                                                                  Ethyl        Albemarle
                                                  Short-Term   Corporation    Corporation
                                                  Investment      Common        Common
                                                     Fund       Stock Fund    Stock Fund      Total
                                                  ----------   -----------    -----------   ----------
Assets:
   Investments:
     Money market funds -
       Wachovia Bank Diversified Trust Fund         $1,371       $  10,137    $    4,121     $   15,629
   Common stocks:
     Albemarle Corporation                               -               -     1,893,421      1,893,421
     Ethyl Corporation                                   -         941,681             -        941,681
                                                    ------       ---------    ----------     ----------
              Total investments                      1,371         951,818     1,897,542      2,850,731

   Interest and dividends receivable                     -          10,451         7,964         18,415
   Cash                                                 14              48            23             85
                                                    ------       ---------    ----------     ----------
Net assets available for benefits                   $1,385        $962,317    $1,905,529     $2,869,231
                                                    ======       =========    ==========     ==========

         As of December 31, 1997, the following assets were available for benefits:

                                                                  Ethyl        Albemarle
                                                  Short-Term   Corporation    Corporation
                                                  Investment      Common        Common
                                                     Fund       Stock Fund    Stock Fund      Total
                                                  ----------   -----------    -----------   ----------
Assets:
   Investments:
     Money market funds -
       Wachovia Bank Diversified Trust Fund       $13,607     $             $              $
                                                                  16,543         1,746         31,896
   Common stocks:
     Albemarle Corporation                              -              -     2,410,253      2,410,253
     Ethyl Corporation                                  -      1,460,082             -      1,460,082
                                                  -------     ----------    ----------     ----------
              Total investments                    13,607      1,476,625     2,411,999      3,902,231

   Interest and dividends receivable                    -         11,870         9,086         20,956
   Cash                                                83             86            10            179
                                                  -------     ----------    ----------     ----------
Net assets available for benefits                 $13,690     $1,488,581    $2,421,095     $3,923,366
                                                  =======     ==========    ==========     ==========

         For the year ended December 31, 1998, net assets available for benefits changed as follows:

                                                                         Ethyl      Albemarle
                                                         Short-Term   Corporation  Corporation
                                                         Investment      Common      Common
                                                            Fund       Stock Fund  Stock Fund      Total
                                                         ----------   -----------  -----------   ----------

Additions to net assets attributable to:
   Investment income:
     Interest                                            $   271     $     1,110    $      644   $     2,025
     Dividends                                                 -          42,943        32,525        75,468
     Net depreciation in the fair value of investments         -        (355,476)      (53,367)     (408,843)
                                                        --------     -----------    ----------   -----------
              Total additions                                271        (311,423)      (20,198)     (331,350)

Deductions from net assets attributed to:
   Administrative expenses                                   183           1,387         2,416         3,986
   Withdrawals paid to participating employees            11,355          64,812       128,774       204,941
                                                        --------     -----------    ----------   -----------
              Total deductions                            11,538          66,199       131,190       208,927
                                                        --------     -----------    ----------   -----------
                                                         (11,267)       (377,622)     (151,388)     (540,277)

Intraplan transfers                                       (1,038)       (148,642)     (364,178)     (513,858)
                                                        --------     -----------    ----------   -----------
Net decrease for the year                                (12,305)       (526,264)     (515,566)   (1,054,135)

Net assets available for benefits:
   Beginning of year                                      13,690       1,488,581     2,421,095     3,923,366
                                                        --------     -----------    ----------   -----------
   End of year                                          $  1,385      $  962,317    $1,905,529    $2,869,231
                                                        ========      ==========    ==========    ==========

         For the year ended December 31, 1997, net assets available for benefits changed as follows:

                                                                                  Ethyl        Colony     Albemarle
                                                                  Short-Term  Corporation   Corporation  Corporation
                                                                  Investment     Common       Common       Common
                                                                     Fund      Stock Fund   Stock Fund   Stock Fund     Total
                                                                  ----------  -----------   ----------   ----------   --------

Additions to net assets attributable to:
   Investment income:
     Interest                                                     $   2,847    $    1,323   $    106     $      688   $    4,964
      Dividends                                                           -        90,104          -         34,261      124,365
     Net appreciation (depreciation) in the fair value of                 -      (361,080)         -        632,092      271,012
     investments
                                                                 ----------    ----------   ---------    ----------   ----------
              Total additions                                         2,847      (269,653)        106       667,041      400,341

Deductions from net assets attributed to:
   Administrative expenses                                              397         1,549           2         1,750        3,698
   Withdrawals paid to participating employees                      164,955       123,861           -       162,927      451,743
                                                                 ----------    ----------   ---------    ----------   ----------
               Total deductions                                     165,352       125,410           2       164,677      455,441
                                                                 ----------    ----------   ---------    ----------   ----------
                                                                   (162,505)     (395,063)        104       502,364      (55,100)

Intraplan transfers                                                 (11,147)     (348,010)   (300,259)     (284,804)    (944,220)
                                                                 ----------    ----------   ---------    ----------   ----------
Net increase (decrease) for the year                               (173,652)     (743,073)   (300,155)      217,560     (999,320)

Net assets available for benefits:
   Beginning of year                                                187,342     2,231,654     300,155     2,203,535    4,922,686
                                                                 ----------    ----------   ---------    ----------   ----------
   End of year                                                     $ 13,690    $1,488,581    $      -    $2,421,095   $3,923,366
                                                                 ==========    ==========   =========    ==========   ==========


         For the year ended December 31, 1996, net assets available for benefits changed as follows:

                                                                                  Ethyl        Colony     Albemarle
                                                                  Short-Term  Corporation   Corporation  Corporation
                                                                  Investment     Common       Common       Common
                                                                     Fund      Stock Fund   Stock Fund   Stock Fund     Total
                                                                  ----------  -----------   ----------   ----------   --------


Additions to net assets attributable to:
   Investment income:
     Interest                                                     $ 12,802     $   2,032    $  11,093    $   1,300    $   27,227
     Dividends                                                           -       139,990       31,187       34,947       206,124
     Net appreciation (depreciation) in the fair value of                -                    715,983      (33,352)     (300,174)
     investments                                                                (982,805)
                                                                 ---------     ----------   ---------    ----------   ----------
              Total additions                                       12,802      (840,783      758,263        2,895       (66,823)

Deductions from net assets attributed to:
   Administrative expenses                                           4,817           538        1,312          963         7,630
   Withdrawals paid to participating employees                     155,333       376,912      317,682      376,650     1,226,577
                                                                 ---------    ----------    ---------    ---------    ----------
              Total deductions                                     160,150       377,450      318,994      377,613     1,234,207
                                                                 ---------    ----------    ---------    ---------    ----------
                                                                  (147,348)   (1,218,233)     439,269     (374,718)   (1,301,030)
Transfers:
   Intraplan                                                       334,722    (1,207,374)  (3,165,898)    (959,260)   (4,997,810)
   To successor plan                                                   (32)         (329)        (253)        (355)         (969)
                                                                 ---------    ----------    ---------    ---------    ----------
              Total transfers                                      334,690    (1,207,703)  (3,166,151)    (959,615)   (4,998,779)
                                                                 ---------    ----------   ----------   ----------   -----------
Net increase (decrease) for the year                               187,342    (2,425,936)  (2,726,882)  (1,334,333)   (6,299,809)

Net assets available for benefits:
   Beginning of year                                                     -     4,657,590    3,027,037    3,537,868    11,222,495
                                                                 ---------    ----------   ----------   ----------   -----------
   End of year                                                    $187,342    $2,231,654   $  300,155   $2,203,535   $ 4,922,686
                                                                 =========    ==========   ==========   ==========   ===========


Note 5   Contributions and Investment Options

         As of December 31, 1998 and 1997, there were 1,893 and 1,511 employees, respectively, participating in the Plan. Participation in each fund was as follows:

                                                   Number of Participants
                                                        December 31,
                                                     1998          1997

        Short-Term Investment Fund                      20            39
        Tredegar Corporation Common Stock Fund       1,841         1,424
        Albemarle Corporation Common Stock Fund        167           204
        Ethyl Corporation Common Stock Fund            160           196
        Stable Value Fund                              500           511
        Balanced Fund                                  614           601
        Equity Fund                                    948           917

         As  of  December  31,  1998  and  1997,   2,289  and  2,171  employees,
respectively, were eligible to participate in the Plan.

         Participants may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 15%. The contribution paid on behalf of the participant by Tredegar is generally 50% of each nonrepresented participant's contribution up to 10%. Contributions made by Tredegar are invested in the Tredegar Corporation Common Stock Fund.

         Participants in the plan have several investment options available in which to direct their contributions. A general description of the funds in which the Plan participants may allocate their contributions (in increments of 10%) is as follows:

         The Stable Value Fund offers some of the traditional features of a bond fund without the attendant market volatility. The investments of this fund consist primarily of guaranteed investment contracts issued by insurance carriers.

         The Balanced Fund offers a balanced investment consisting of 50% domestic equities, 10% international equities, and 40% fixed income instruments.

         The Equity Fund brings a diversified approach to the management of equities the objective of which is to provide long-term growth of capital and income. Investments of this fund consist primarily of equities and short-term investments.

         Tredegar Corporation Common Stock Fund offers the participant the opportunity to invest in Tredegar stock.

         No additional contributions may be invested in the Ethyl Corporation Common Stock Fund (Ethyl Fund), the Albemarle Corporation Common Stock Fund (Albemarle Fund), or the Short-Term Investment Fund (STIF). Investments in the Ethyl or Albemarle Funds may continue or the participants may direct the transfer of their investment in these Funds to the Stable Value Fund, Balanced Fund, Equity Fund, or the Tredegar Corporation Common Stock Fund. Investments remaining in the STIF at December 31, 1998, were distributed to the participants in January 1999.

         Investments in the Short-Term Investment Fund were selected by Wachovia Bank, N.A. (Trustee), from fund securities maturing within one year or revolving credit arrangements that are completely liquid investments. Investments in the common stock of Ethyl Corporation and Albemarle Corporation are now held until liquidation or distribution under the Plan. The Trustee is permitted under the trust agreement to invest monies held by it until such time as the funds are invested in accordance with participants' directions or disbursed in accordance with the terms of the Plan. These permitted investments include certain commercial paper, variable notes, certificates of deposit and money market funds.

         The cost basis assigned to the Albemarle Corporation common stock received from the distribution by Ethyl Corporation was 34.99% of the cost basis of the Ethyl Corporation common stock. The market value of Albemarle Corporation common stock on February 28, 1994, was $1,889,293 in excess of the cost basis assigned.

Note 6   Investments

         The following tables present the fair value of investments as of December 31, 1998 and 1997. Investments that represent five percent or more of the Plan's net assets are separately identified.

                            FAIR VALUE OF INVESTMENTS

                                December 31, 1998

                                                                       Number of shares or units -                     Fair
               Name of issuer and title of each issue                   principal bonds and notes        Cost        Value (1)
---------------------------------------------------------------        ---------------------------   ------------  -------------

Money market funds - Wachovia Bank Diversified Trust Fund                                            $    237,604  $     237,604
Investments at fair value as determined by quoted market price:
  Common stocks:
     Albemarle Corporation                                                          79,723                454,802      1,893,421
     Ethyl Corporation                                                             167,410                906,476        941,681
     Tredegar Corporation                                                        3,913,991             17,505,074     88,064,798
                                                                                                      -----------    -----------
                                                                                                       18,866,352     90,899,900
Actively managed commingled funds (2):
     Frank Russell Investment Contract Fund                                        251,467              4,635,205      5,259,945
     Frank Russell Global Balanced Fund                                            235,506              4,404,207      6,006,568
     Frank Russell Equity I Fund                                                   245,834              5,362,754      8,757,333
     Frank Russell Equity II Fund                                                   37,872                794,799        978,768
                                                                                                      -----------   ------------
                                                                                                       15,196,965     21,002,614
Loans to participants                                                             $450,598                450,598        450,598
                                                                                                      -----------   ------------
              Total investments                                                                       $34,751,519   $112,590,716
                                                                                                      ===========   ============


(1) Investments are carried in the statement of net assets available for benefits at fair value.
(2) Investment values are based on the audited annual report of the Frank Russell Trust Company.

                            FAIR VALUE OF INVESTMENTS

                                December 31, 1997

                                                                       Number of shares or units -                     Fair
               Name of issuer and title of each issue                   principal bonds and notes        Cost       Value (1)
---------------------------------------------------------------        ---------------------------   ------------  -------------

Money market funds - Wachovia Bank Diversified Trust Fund                                            $     99,158  $      99,158
   Common stocks:
     Albemarle Corporation                                                         100,953                556,834      2,410,253
     Ethyl Corporation                                                             189,917              1,027,436      1,460,082
     Tredegar Corporation                                                        1,347,247             15,006,131     88,749,896
                                                                                                      -----------   ------------
                                                                                                       16,590,401     92,620,231
Actively managed commingled funds (2):
     Frank Russell Investment Contract Fund                                        303,399              5,542,604      5,958,153
     Frank Russell Global Balanced Fund                                            238,220              4,105,608      5,196,770
     Frank Russell Equity I Fund                                                   247,666              5,062,350      7,049,564
     Frank Russell Equity II Fund                                                   30,327                586,015        784,621
                                                                                                      -----------   ------------
                                                                                                       15,296,577     18,989,108
Loans to participants                                                             $415,971                415,971        415,971
                                                                                                      -----------   ------------
              Total investments                                                                       $32,402,107   $112,124,468
                                                                                                      ===========   ============

(1) Investments are carried in the statement of net assets available for benefits at fair value.
(2) Investment values are based on the audited annual report of the Frank Russell Trust Company.

         Closing stock prices as of December 31, 1998 and 1997, were as follows:

                                                          1998       1997

         Albemarle Corporation common stock               $23.750    $23.875
         Ethyl Corporation common stock                     5.625      7.688
         Tredegar Corporation common stock                 22.500     21.958 (1)
         Frank Russell Investment Contract Fund            20.917     19.638
         Frank Russell Global Balanced Fund                25.505     21.815
         Frank Russell Equity I Fund                       35.623     28.464
         Frank Russell Equity II Fund                      25.844     25.872

         (1) On July 1, 1998, Tredegar effected a 3 for 1 stock split. The 1997 stock price has been adjusted to reflect the split.

         During the years ended December 31, 1998, 1997, and 1996, the Plan's investment portfolio (including investments bought, sold and held during the year) appreciated in value by $5,222,130, $39,417,632, and $29,454,043 as follows:

                                                           NET CHANGE IN FAIR VALUE

                                                                                          1998           1997           1996
                                                                                      ------------   ------------   -------------

         Investments at fair value as determined by quoted market price:
           United States government obligations                                       $          -   $          -   $    (59,855)
           Tredegar Corporation common stock                                             2,641,059     36,258,606     28,867,859
           Albemarle Corporation common stock                                              (53,367)       632,092        (33,352)
           Ethyl Corporation common stock                                                 (355,476)      (361,080)      (982,804)
           First Colony Corporation common stock                                                 -              -        715,983
                                                                                      ------------   ------------   ------------
                                                                                         2,232,216     36,529,618     28,507,831
         Investments at fair value as determined in the audited  annual Report of the Frank Russell Trust Company:
              Frank Russell Investment Contract Fund                                       350,010        319,389        135,033
              Frank Russell Global Balanced Fund                                           882,670        806,777        322,243
              Frank Russell Equity I Fund                                                1,753,885      1,581,478        455,074
              Frank Russell Equity II Fund                                                   3,349        180,370         33,862
                                                                                      ------------   ------------   ------------
                                                                                         2,989,914      2,888,014        946,212
                                                                                      ------------   ------------   ------------
         Net change in fair value                                                       $5,222,130    $39,417,632    $29,454,043
                                                                                      ============   ============   ============

Note 7   Federal Income Taxes

         The Internal Revenue Service has determined and informed Tredegar by a letter dated January 22, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 8   Administrative Expenses

         The Plan is responsible for all trustee and investment management fees. Tredegar pays for all other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

Note 9   Forfeitures

         Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of their nonvested account. Forfeitures are applied against Tredegar's contributions throughout the year. Forfeitures were as follows:

                         1998                      $  55,581
                         1997                        113,119
                         1996                        100,102

Note 10   Year 2000 Issues

         The Plan's management believes that all necessary steps have been taken to address Year 2000 issues. If any problems should occur, the Plan's management is prepared to resolve them as quickly as possible or, if necessary, revert to a manual process. No material adverse effects on the Plan are expected from any Year 2000 issues.

                                  EXHIBIT INDEX




24.1              Consent of Independent Auditors